

August 13, 2007

Via Facsimile and U.S. Mail

Gil Cornblum
Dorsey & Whitney LLP
BCE Place
161 Bay Street, Suite 4310
Toronto, Ontario M5J 2S1
Canada

Re: Meridian Gold, Inc.
        Schedule TO-T filed on July 20, 2007
        Schedule TO-T/A filed on July 31, 2007
        Schedule TO-T/A filed on August 6, 2007
        Schedule TO-T/A filed on August 8, 2007
        Schedule TO-T/A filed on August 9, 2007
        Rule 425 material filed on July 5, 2007
        SEC File No. 5-48357

        Form F-10 filed on July 20, 2007
        SEC File No. 333-144723

        Form 40-F for the fiscal year ended December 31, 2006
        Filed April 2, 2007 by Yamana Gold Inc.
        SEC File No. 1-31880

Dear Mr. Cornblum:

We have reviewed the filings listed above and have the following comments. All defined terms used in this letter have the same meaning as in the Offer and Circular dated July 19, 2007 and filed as Exhibit (a)(1)(A) to the Schedule TO-T, unless otherwise indicated.

Please understand that the purpose of our review process is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact me at the phone number listed at the end of this letter with any questions about these comments or your filings generally.

General

1. Rule 14d-3(a) requires the bidder in a tender offer subject to Regulation 14D to file a Schedule TO "as soon as practicable on the date of commencement of the tender offer." Similarly, Section 5(c) of the Securities Act of 1933 prohibits the offer and sale of a security unless a registration statement has been filed with respect to such security. In a press release dated July 19, 2007 and filed as Rule 425 material, you stated that Yamana "has filed with the securities regulators in Canada and the United States its formal offer for all of the outstanding common shares of Meridian Gold In. Accordingly, Yamana is commencing the mailing of its offering circular and related documents to Meridian shareholders." It therefore appears that you began mailing the Offer materials before you filed the Schedule TO-T and Form F-10. Please explain the reasons for the delay and why you do not believe such delay represents a violation of the rule provisions cited above.

2. See comment 1. We note that Yamana held a conference call and audio webcast to discuss its Offer for Meridian on June 28, 2007. The conference call reply was available from that date through July 6, 2007; however, you did not file the transcript of the conference call until July 5, 2007. Please explain the reasons for the delay and why you do not believe such a delay constitutes a violation of Rule 14d-2(b), requiring that all pre-commencement communications be filed "no later than the date of the communication."

Schedule TO-T filed June 20, 2007

3. As you know, a tender offer schedule must be filed by the entity offering to purchase securities in a tender offer and any person "on whose behalf a tender offer is made." See definition of "offeror" in General Instruction K to Schedule TO and Rule 14d-1(g)(2). We believe Northern Orion may be an offeror or bidder in this tender offer, as defined in the provisions. We note in particular that Northern Orion has agreed to provide a $200 million loan to Yamana to pay a majority of the cash consideration to be paid in this Offer. This loan is not conditioned on the completion of the Northern Orion Transaction. In addition, Northern Orion will beneficially own a significant portion of the Shares tendered into the Offer by virtue of the Northern Orion Transaction. Please add Northern Orion as a bidder on the Schedule TO and revise the Offering Circular to provide all of the disclosure required by Schedule TO-T as to Northern Orion. Alternatively, provide an analysis in your response letter as to why Northern Orion should not be deemed a bidder in this Offer. Please address the factors listed in the Division of Corporation Finance's Current Issues and Rulemaking Projects Outline (November 14, 2000), available on the SEC's Web site at www.sec.gov.

4. See the last comment above. To the extent that you add Northern Orion or any other parties as filers on the Schedule TO-T, please address all applicable comments below as to the new filing persons.

Offer and Circular dated July 19, 2007

Notice to Shareholders in the United Kingdom, page i

5. We note the statement on page ii of the Offer to Purchase that "[t]he Offer is not being made or directed at, and deposits of Shares will not be accepted from, any UK Shareholder (as defined) that is not an Eligible UK Shareholder (as hereinafter defined)." In your response letter, generally describe the restrictions on the ability of shareholders located in the United Kingdom to accept this exchange offer, and how these restrictions are consistent with the all-holders requirements of Rule 14d-10 of Regulation 14D. In addition, your analysis should include the approximate number of shareholders in the United Kingdom, the approximate percentage of Shares held by them, and the restrictions under UK law on your ability to allow the participation of UK Shareholders in this Offer as an "Eligible UK Shareholder." Finally, if some UK Shareholders may receive consideration different from that being offered pursuant to this Circular, please describe. We may have further comments.

6. See our last comment. Please provide similar analyses for the statements in bold-faced type on page iii, which also purport to limit certain Meridian shareholders' ability to accept this Offer from certain jurisdictions.

Summary Term Sheet – If I accept the Offer, when will I be paid?, page 5

7. Your disclosure indicates that tendering shareholders may not receive payment for their Meridian Shares until the tenth business day after the Offer expires. Tell us why you believe this satisfies the prompt payment requirement of Rule 14e-1(c). If you are relying on any applicable exemption(s) available in connection with this Offer which you believe permit you to delay payment, please identify such exemption and describe the supporting facts that you believe allow your reliance on it.

Summary of Pro Forma Consolidated Financial Information of Yamana, page 17

8. Please remove the pro forma balance sheet information for the year ended December 31, 2006. Refer to Items 1010(c)(6) and 1010(b) of Regulation M-A. This comment also applies to your like disclosure on page 58.

Time for Acceptance, page 27

9. We note the reference here to the possibility of this Offer being withdrawn. Please revise to clarify that you may fail to consummate the Offer only upon the failure of one or more of the listed Offer conditions. You may not, in our view, make an "illusory offer" which may be withdrawn for any reason in the sole discretion of the bidder, pursuant to our rules.

Dividends and Distributions, page 30

10. We note the disclosure here that by tendering, a Meridian shareholder agrees to assign to you any dividends or other distributions declared with respect to his or her tendered Meridian shares. Please note that in our view, if you reduce the Offer consideration by the amount of any dividend or distribution declared by Meridian, you must inform security holders of this development and may be required to extend the offer to allow shareholders time to react to this information. Please confirm your understanding in your response letter.

Conditions of the Offer, page 31

11. We note the Offer condition in (b) that "the conditions to the completion of the Northern Orion Transaction shall have been satisfied or waived." Since you have effectively made all conditions to the Northern Orion Transaction conditions to this Offer, please list them here in bullet point fashion, as you do all other Offer conditions. We note the discussion of certain of the conditions to the Northern Orion Transaction on page 47 of the Circular, but we do not believe these conditions are discussed with sufficient specificity.

12. All Offer conditions must be clearly described and outside of the control of Yamana. In this regard, we view the requirement that a listed Offer condition be satisfied or waived in the "sole discretion" of the bidder as the equivalent of a waiver of that condition, requiring the dissemination of additional offering materials and potentially requiring the extension of the Offer. Please revise to include a reasonable discretion standard, as you do for most of the Offer conditions listed here.

13. Refer to the last paragraph in this section. Please clarify that if you waive a material Offer condition, you will disseminate revised disclosure to Meridian shareholders and allow sufficient time in the Offer period for them to react to the new information.

14. See our last comment above. We note in particular the last listed Offer condition that you be granted access "in a timely manner" to "all non-public information and data relating to Meridian, including without limitation access to Meridian's mineral project sites…" Since Meridian's board is currently not recommending this Offer, clarify whether your Offer conditions contemplates that these materials be provided by Meridian, or whether you believe you may obtain them from some other source. We may have additional comments.

Extension, Variation or Change in the Offer, page 35

15. We note the disclosure on page 37 stating that you will provide withdrawal rights during the subsequent offering period, but that you will also purchase shares as tendered during that period. Describe how mechanically shareholders who have tendered during the Subsequent Offering Period can withdraw. That is, how they can return payment received for tendered Shares? How long may such withdrawal rights be exercised?

<u>Right to Withdraw Deposited Shares, page 39</u>

16. Refer to the disclosure in the last paragraph of this section on page 40. In your response letter, describe the rights of rescission available to residents in certain provinces of Canada and identify the applicable provinces. In addition, provide your analysis as to why extending different rights to select target shareholders complies with US law.

<u>Market Purchases, page 42</u>

17. We note the disclosure that the Offeror may enter into during the Offer period arrangements to sell any Shares tendered after the Offer period. Please confirm in your response letter that if the Offeror does so, it will amend the Offer materials to disclose its intentions with respect to such sales and allow a reasonable period of time for Meridian shareholders to absorb this information before the expiration of the Offer.

<u>Other Terms of the Offer, page 43</u>

18. We note your disclosure here that Offeror reserves the right to assign or transfer to one or more affiliates the right to purchase tendered Sares. Please note that if Offeror does so, the entity to which the right is assigned may need to be added as a filing person on the Schedule TO-T. This in turn may necessitate an extension of the Offer period and may require the Offering Circular to be revised to provide all of the disclosure required by Schedule TO as to that entity. Please confirm your understanding in your response letter.

<u>Northern Orion Transaction, page 46</u>

19. Please revise the statement here indicating that the summary of the Northern Orion Agreement is not complete. Since this transaction is central to the Offer, all of its material terms must be summarized in the appropriate portions of these Offer materials.

<u>Conditions of Closing, page 47</u>

20. Since this tender offer is conditioned on the closing of the transaction with Northern Orion, all of the closing conditions here are effectively conditions to the Offer. We have asked you in comments above to present them as such. In doing so, we believe the conditions listed here should be presented in greater specificity, such that Meridian shareholders understand what specific events or non-occurrences would allow the Offeror to terminate the Offer. For example, the disclosure here refers to the Northern Orion Agreement being conditioned on "shareholder approvals" but you do not clarify whose shareholders must approve that transaction and the percentage approvals required.

<u>Termination, page 47</u>

21. See our last two comments above regarding the need to clearly and specifically enumerate all conditions to the Northern Orion transaction as effectively conditions to the Offer as well. If the Northern Orion transaction is conditioned on facts or covenants set

forth in ancillary documents, Meridian shareholders may need to be provided with access to those documents in order to understand the conditions to the Offer. In this regard, we note the reference to the "mutual disclosure memorandum" at the top of page 48. Please revise or advise.

Strategic Rationale – Realization of Operating and Cost Synergies, page 50

22. The statements here regarding the realization of synergies and "significant annual savings" appear to be inconsistent with the statement made by Yamana's Chairman and Chief Executive Officer Peter Marrone during a conference call on June 28, 2007. The transcript of the conference call and was filed as Rule 425 material on July 5, 2007. The transcript reveals the following statement by Mr. Marrone in response to a request to comment on the synergies to be created by the proposed deal: "Frankly, it is relatively small. Gold mining transactions don't normally generate significant synergies. That's not the reason for pursuing this type of transaction…. So I wouldn't anticipate that it would be very meaningful synergies number." Please revise or advise.

Acquisition of Shares Not Deposited Pursuant to the Offer, page 74

23. Expand the summary of the compelled acquisition process, including the relevant portions of Section 206.1 of the CBCA.

Pro Form Financial Statements, page A-1

24. Please revise your pro forma financial statements to present the individual adjustments gross on the face of the pro forma statements. Alternatively, components of the adjustments may be broken out in a sufficiently detailed manner in the notes to pro forma statements. Provide a clear correlation of the individual pro forma line item adjustments to the related notes to the pro forma adjustments

25. Please clarify if the tax effects of the purchase price allocation were calculated with reference to the statutory rate in effect during the periods for which the pro forma income statements are presented. If taxes are not calculated on that basis, or if unusual effects of loss carry forwards or other aspects of tax accounting are depicted, please provide an explanation in your pro forma note. Please refer to Instruction 7 to Rule 11-02(b) of Regulation S-X.

26. Please revise to disclose pro forma reserve information that presents the reserve data by company and in total with a breakdown by geographical region. In addition, provide disclosure of any changes in historical and expected reserve life.

Note 1 Basis of Presentation, page A-5

27. We note that you refer to accounting policies used in the compilation. Please clarify your reference to a compilation.

Note 3 Acquisition of Meridian, page A-6

28. We note that you have allocated the excess of $3.9 million of the purchase price over the carrying value of the assets acquired and the liabilities assumed to mineral properties. Please revise your disclosure to report a preliminary purchase price allocation based on your preliminary estimate of the fair value of the assets and liabilities acquired. To the extent that changes are anticipated, include a sensitivity analysis that explains the impact of the differences which you indicate could be material. This comment also applies to your like disclosure on page A-7 regarding the acquisition of Northern Orion.

29. It appears your proposed transaction will result in the recognition of a significant amount of goodwill. Please expand your disclosure indicate your preliminary allocation of goodwill to your reporting units and your accounting for goodwill subsequent to the transaction. This comment also applies to your like disclosure on page A-7 regarding the acquisition of Northern Orion.

Note 6 Effect of Transactions on the Consolidated Pro Forma Financial Statements

(a) Meridian assumptions , page A-9

30. We note your disclosure in Note 6(a)(v). Please disclose the expected useful lives or amortization periods of assets acquired and or assets to be acquired in the purchase business combinations and include the related pro forma adjustments that include the effects of applying purchase accounting. In the event that such amounts are not currently measurable, disclose the estimate of the dollar range of such effects. Please refer to Instruction 2 to Rule 11-02(b) of Regulation S-X. This comment also applies to your disclosure in Note 6(b)(iii).

31. We note your disclosure in Note 6(a)(vi). Please clarify if the related debt financing is based on either the current interest rate or the interest rate for which you have a commitment. If actual rates in the transaction can vary from those depicted, please disclose the effect on income of a 1/8 variance in interest rates.

(d) Other Assumptions

32. Please explain what you mean by your disclosure that the transaction costs of Northern Orion have not been given any effect in the pro forma financial statements.

Note 8 – Differences in Generally Accepted Accounting Principles Between Canada and the United States of America, page A-11

33. We note that you have reported your pro forma financial statements using financial information prepared under Canadian GAAP. We also note that you have reported certain pro forma information prepared under US GAAP. Please revise your disclosure to provide a reconciliation of your Canadian GAAP information to US GAAP. The

current disclosure refers to differences between the accounting standards but does not provide a quantified reconciliation.

Note 9 Supplementary Information, page A-13

34. Please clarify in your disclosure how you calculated book value per share and disclose if shares outstanding include securities that could potentially dilute book value in the future.

Schedule 1 Pro Forma Consolidated Statement of Operations of Yamana Gold Inc., page A-14

35. Please refer to this information as pro forma rather than adjusted.

36. Please remove the adjustment related to the take-over bid expenses or tell us why you expect this adjustment to have a continuing impact as indicated by Rule 11-02(b)(6) of Regulation S-X. Material nonrecurring charges or credits and related tax effects which result directly from the transaction and which will be included in the income of the registrant within the 12 months succeeding the transaction should be disclosed separately.

Rule 425 filing on July 5, 2007

37. We note the following statement by Mr. Marrone in the press release dated July 4, 2007: "Yamana and Northern Orion have been very encouraged by the positive response the proposed transaction has received from shareholders of all three companies, including several of Meridian's institutional shareholders." Similarly, a July 5, 2007 article in the Globe and Mail quotes Mr. Marrone as stating that Yamana had had discussions with Fidelity indicating that Fidelity is supportive of the Meridian Offer. The same article further cites Mr. Marrone as having said Royce and Associates, another shareholder of Meridian, also supports it. However, an August 1, 2007 article in the Globe and Mail quotes a spokesperson of Royce & Associates as stating that "Mr. Marrone's statement in this regard was wholly in accurate. Royce & Associates LLC has not taken a position, public or otherwise, with regard to the proposed takeover proposal." The same article further notes that Fidelity also had renounced Mr. Marrone's comments and had not taken a position with respect to the Meridian Offer. In your response letter, please explain the basis for Mr. Marrone's comments as cited here.

Form F-10 filed July 20, 2007

Reporting Currencies and Accounting Principles, page v

38. We note your disclosure that the financial statements of Desert Sun Mining Corp. ("**DSM**") are incorporated by reference. Please revise your disclosure on page 65 to clarify how this information is incorporated by reference and file an auditors' consent to the incorporation of Desert Sun Mining's auditors' report.

Form 40-F for the Fiscal Year Ended December 31, 2006

Exhibit 99.4

39. We note that your independent auditors have consented to the incorporation by reference of their reports dated March 26, 2007 relating to the consolidated financial statements of Yamana Gold Inc. and management's report on the effectiveness of internal control over financial reporting in this Annual Report on Form 40-F of Yamana Gold Inc. for the year ended December 31, 2006. However, the auditor's reports are dated March 29, 2007. Please revise as appropriate.

Financial Statements

Note 4. Business Acquisitions, page 13

40. We note that you exchanged options of certain acquired companies for similar securities of your company. Please tell us if any of those shares were unvested at the date of exchange and if so, please tell us if the related value was included in the purchase price.

Management's Discussion and Analysis of Operations and Financial Condition, page 1

Note 30. Summary of Principal Differences Between Canadian GAAP and United States Generally Accepted Accounting Principles, page 34

41. We note your disclosure which indicates the costs of acquiring unproven mineral properties are expensed as incurred under U.S. GAAP. Please refer EITF 04-2 and tell us why you believe this is appropriate.

42. Please tell us and disclose how you define a mine under US GAAP.

43. Please tell us and disclose your accounting policy under US GAAP for deferred stripping when multiple pits exist within a mining complex that share common infrastructure and processing equipment and a common ore body. Specifically, address your accounting for stripping costs associated with the initial overburden removal of newly created pits that are within close proximity to producing pits. Refer to EITF 04-6.

44. Please tell us and disclose your accounting policy under US GAAP associated with drilling and related costs incurred to convert measured, indicated and inferred resources to reserves at your development and/or production stage properties. In addition, please tell us and disclose your accounting policy under US GAAP for costs incurred to identify new resources beyond your existing inferred resources at development of production stage mines.

45. We note your disclosure in Item 3 relating to the Sao Francisco mine whereby mining commenced in December 2006, heap leaching of ore occurred in March 2006, and commercial production was declared on August 1, 2006. Please compare and contrast the

manner in which you determine when you have reached the production phase of a mine under US GAAP and Canadian GAAP. Please refer to EITF 04-06 and explain, if true, why the date you entered the production stage is the same under Canadian and US GAAP.

46. Please clarify how you determine the amounts of depreciation, depletion, and amortization related to plant, property and equipment, and mineral properties under US GAAP. In doing so, please specify how the portion of mineralization expected to be classified as reserves impacts such calculations.

Note 31. Controls and Procedures, page 43

47. We note your disclosure that your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual and interim filings (as such terms are defined under Multilateral Instrument 52-109-Cetificaiton of Disclosure in Issuers' Annual and Interim filings). Please revise to include the applicable Rule under the US Securities and Exchange Act of 1934.

48. We note your disclosure that your disclosure controls and procedures "that are in place" remained effective. Please revise to indicate, if true, that your disclosure controls and procedures were effective.

49. We note that you state there were no significant changes in your internal control over financial reporting. Please confirm to us, if true, that there were no changes in internal controls that occurred during the last fiscal quarter that has materially affected or is reasonable likely to materially affect your internal control over financial reporting. If applicable, please disclose any change in internal control that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to affect, your internal control over financial reporting.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed voting decision. Since the filing persons are in possession of all facts relating to the relevant disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from Yamana Gold, Inc. acknowledging that:

- it is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please amend your filing in response to these comments. You may wish to provide us with black-lined copies of your amendment to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Please file such letter on EDGAR. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amended filings and responses to our comments. If you have any questions, please do not hesitate to contact me at (202) 551-3263.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions